October 31, 2017

Eric McPhee
Staff Accountant
United States Securities and Exchange Commission
Washington DC 20549

Via EDGAR

Re:         Korth Direct Mortgage LLC
Amendment No. 1 to Registration Statement on Form S-1 Filed October 10, 2017
File No. 333-219895

Dear Mr. McPhee:

We have reviewed your letter dated October 26, 2017 and are providing you with the following responses. Our responses follow the items in your letter.

General

1.
Comment: We note your response to prior comment 5. Please revise your disclosure to explain (1) that while you meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act, you intend to rely on the exclusion provided by 3(c)(5)(C) under the Investment Company Act and (2) why you meet the exclusion. Please also provide risk factor disclosure regarding how maintenance of that exclusion may impose limits on your operations.

Response: Conforming amendments have been made to the Registration Statement and can be found under the captions “Risk Factors” and “Investment Company Act” within the “About KDM” section.

2.
Comment: We note your response to prior comment 6 that you have revised the back cover page of your prospectus to advise dealers of their prospectus delivery obligation. We note the applicable period appears to be 90 days as your offering is an initial public offering. Please revise accordingly and include a specific date. Refer to Section 4(3) of the Securities Act of 1933 and to Rule 174 of the Securities Act.

Response: Conforming amendments have been made to the back cover of the prospectus.

Cover Page

3.
Comment: Please revise your cover page to state that the Notes are limited obligations of KDM. In addition, please revise your disclosure on page 4 under the heading “Security for the Notes” to clarify that the Notes are not directly secured by the property underlying the CM Loan.

Response: Conforming amendments have been made to the cover page of the prospectus, as well as to page 4 under the caption “Security for the Notes.”

Eric McPhee, Staff Accountant
October 31, 2017

4.
Comment: We note your response to prior comment 14 and the revised footnote to the table on the prospectus cover page stating that “[a]ll principal value calculations must be multiplied by a discount factor to account for the amount of principal that has already been repaid on the CM Loan prior to the sale of this Note.” Please revise to briefly explain how you calculated the discount factor and whether the discount factor will change over the course of the offering. To the extent you intend the offering price to be determined by a formula pursuant to Item 501(b)(3) of Regulation S-K, please revise to more specifically explain the method by which the price will be calculated and how an investor will be notified of the price.

Response: Amendments have been made to the prospectus cover page to increase clarity, as well as to add the current discount factor, and footnotes have been updated accordingly.

5.
Comment: Within the table on the prospectus cover page, we note that you indicate that the price to the public is $1,000-$1,020 and that underwriting discounts and commissions are $0.00-$20.00. Please explain to us whether the difference in price is determined solely by the amount of underwriting discounts and commissions and describe the circumstances under which an investor would pay up to $20 in commissions. In addition, please tell us who will pay the underwriting commissions as the proceeds to affiliates do not appear to be reduced by the underwriting commissions.

Response: Investors will pay up to $20.00 in commissions by paying a premium for the Note over its current face amount, times the discount factor. Amendments have been made to clarify this information. The proceeds to current Noteholders will be at par.

6.
Comment: We note your response to prior comment 10 in which you indicate that the accounts at JP Morgan Chase Bank that are used to segregate funds are not subject to an escrow agreement, have no escrow agent acting for these accounts and KDM maintains 100% control of the accounts. As you state the accounts are under your control, please revise your cover page and disclosure throughout the registration statement to remove any reference to the account being an escrow account. However, please retain cover page disclosure regarding this account and the effect that the deposit of funds therein will have on investors.

Response: We have amended the registration statement to term the accounts as “segregated accounts” and removed the reference the term “escrow” regarding the segregated accounts while retaining the cover page disclosure. The word “escrow” does appear elsewhere in the document where appropriate.

Risk Factors, page 6

7.
Comment: We note your disclosure on page 12 that you do not verify or monitor a borrower’s actual use of funds following the funding of a CM Loan. Please revise to add a related risk factor regarding a potential misuse of funds by a borrower.

Response: We believe this comment may be inapplicable because the borrower has not promised nor have we required any specific use of funds other than paying off the previous outstanding mortgages, which were part of the closing process. Nevertheless, we have included an additional item in the “Risk Factors” section.

Eric McPhee, Staff Accountant
October 31, 2017

How Our Service Charge Applies, page 14

8.
Comment: We note your response to prior comment 15 and the disclosure on pages 4 and 16 referring to the “Servicing Fee.” We further note your disclosure regarding the “Service Charge” on pages 5 and 14. On page 14, you state the Servicing Fee on the CM Loan is “[g]enerally from .25% up to 1.00% of the interest and late fees received by KDM.”

Please revise your disclosure throughout to clarify whether the “Servicing Fee” and the
“Service Charge” are the same fee and explain, if true, the 0.25% Servicing Fee relates to the Notes in this offering and the higher Servicing Fee may relate to offerings in the future.

Response: We have eliminated the word “charge” and have now harmonized all references to denote our fee for services as “Servicing Fee(s).” We have also made a change on Page 14 to only identify the .25% charge for these Notes.

Summary of How KDM Fees Affect Return on the Notes, page 16

9.
Comment: We note your response to prior comment 22 in which you indicate that you do not have a board of directors. We further note your disclosure on page 17 that your directors may fund portions of CM Loan requests from time-to-time and on pages 36 and 38 that your operating agreement provides that the liability of the directors of KDM for monetary damages shall be eliminated to the fullest extent under applicable law. Please revise your disclosure throughout to remove any reference to your directors.

Response: We have eliminated any reference to directors where appropriate in the areas described in our disclosure.

Debt Service Coverage Analysis, page 20

10.	Comment: Please address the following with respect to your debt service coverage analysis:
i.
Tell us the payment history for tenants in the apartment buildings. Your response should include a discussion of any tenants that are past due on rental payments, clarify whether any tenants have been given free rent periods, and provide some indication of the period that the rents reflected in your table have been in effect.

ii.	Tell us the remaining lease term for the tenants in each apartment building.
iii.
Clarify how the 40% expense load was determined. In your response please identify the material types of expenses you expect to incur, the estimated amounts of those expenses and discuss the material assumptions used to determine your estimates.

iv.	Explain to us how you calculated the total combined DSCR.

Response: Please see the new section entitled “CM Loan Underwriting,” beginning on page 20, and its included tables of data as response to this comment and comment 11.

Financial Statements, page F-1

11.
Comment: Please refer to the response to comment 23 and tell us what efforts you have made to obtain financial statements of the properties underlying the loan. Also, tell us the operating history of the properties since January 2016, whether there has been any recent period where they have not been operated as rental properties or had minimal occupancy, and tell us how long they have been owned and operated by the borrower.

Response: Please see the new section entitled “CM Loan Underwriting,” beginning on page 20, and its included tables of data as response to this comment and comment 10.

Eric McPhee, Staff Accountant
October 31, 2017

Interim Financial Statements, beginning on page F-10

12.
Comment: We note loan KDM2017-L001, which is owned and serviced by KDM, was issued on April 20, 2017. Please tell us and revise to clarify why the loan and related notes are not presented in your interim financial statements as of and at the six month period ended June 30, 2017. Also, revise to include a discussion and appropriate disclosure as to how the loan was funded.

Response: Conforming amendments have been made to the interim financial statements in the unaudited Statement of Financial Condition on page F-11 as well as the Statement of Cash Flows on page F-13 and in the accompanying notes.

13.	Comment: Please revise to specifically disclose the nature of revenues earned in the six month period ended June 30, 2017.

Response: Conforming amendments have been made to the unaudited Statement of Operations on page F-12 as well as in the accompanying notes.

Exhibits

14.	Comment: Please file a copy of your auditor’s consent to the use of its audit report.

Response: Please see updated exhibit 23.1.

15.
Comment: We note that the consents of Commercial Investment Appraisers and Appraisal Research Center, Inc., filed respectively as Exhibits 23.3 and 23.4, do not appear to comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Commercial Investment Appraisers, in the case of Exhibit 23.3, and Appraisal Research Center, Inc., in the case of Exhibit 23.4, consent to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation and clarify the consents relate to the appraisal amounts.

Response: We have filed an updated version of 23.4 and are still waiting for the updated one for 23.3 and will file it as soon as that person is available to produce it. They are currently on vacation.

Thank you for expediting these comments. We believe we have met all concerns and hope to clear comments and ask for effectiveness soon.

Sincerely,

/s/ Holly Macdonald- Korth
Chief Financial Officer
Korth Direct Mortgage